UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

One Madison Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G6772P100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6772P100	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Omar Asali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,538,689 Shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,538,689 Shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,538,689 Shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9%(1)(2)
12	TYPE OF REPORTING PERSON IN (Individual)
(1)	See Item 4. As of December 31, 2018, Omar Asali directly holds 266,689 Class B ordinary shares. Additionally, Mr. Asali is the sole managing member of One Madison Group, LLC. As of December 31, 2018, Mr Asali may be deemed to beneficially own the 6,272,000 of the Class B ordinary shares held by One Madison Group LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The Class B ordinary shares are automatically convertible into Class A ordinary shares (or Class C ordinary shares, at the election of the holder) at the time of the Issuer's initial business combination, on a one-for-one basis, subject to adjustment, as more fully described in the section entitled “Description of Securities” in the Issuer's Form S-1 as filed with the Securities and Exchange Commission on January 5, 2018.

(2)	Based on 30,000,000 shares of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares") and 11,250,000 shares of its Class B ordinary shares, par value $0.0001 per share (the "Class B ordinary shares") issued and outstanding as of November 7, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. G6772P100	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON One Madison Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,272,000 Shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,272,000 Shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,272,000 Shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%(1)(2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)
(3)	See Item 4. As of December 31, 2018, One Madison Group, LLC holds 6,272,000 Class B ordinary shares. The Class B ordinary shares are automatically convertible into Class A ordinary shares (or Class C ordinary shares, at the election of the holder) at the time of the Issuer's initial business combination, on a one-for-one basis, subject to adjustment, as more fully described in the section entitled “Description of Securities” in the Issuer's Form S-1 as filed with the Securities and Exchange Commission on January 5, 2018.

(4)	Based on 30,000,000 shares of the Company’s Class A ordinary shares and 11,250,000 shares of its Class B ordinary shares issued and outstanding as of November 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

CUSIP No. G6772P100	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is One Madison Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 3 East 28th Street, 8th Floor, New York, New York 10016.

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by Omar Asali, a United States citizen, and One Madison Group LLC, a Delaware limited liability company (together, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is 3 East 28th Street, 8th Floor, New York, New York 10016.

Item 2(c).	Citizenship

Omar Asali is a citizen of the United States. One Madison Group, LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Class A Ordinary Shares is G6772P100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2018, One Madison Group, LLC holds 6,272,000 Class B ordinary shares. The Class B ordinary shares are automatically convertible into Class A ordinary shares (or Class C ordinary shares, at the election of the holder) at the time of the Issuer's initial business combination, on a one-for-one basis, subject to adjustment, as more fully described in the section entitled “Description of Securities” in the Issuer's Form S-1 as filed with the Securities and Exchange Commission on January 5, 2018.

As of December 31, 2018, Omar Asali directly holds 266,689 Class B ordinary shares. Additionally, Mr. Asali is the sole managing member of One Madison Group, LLC. As of December 31, 2018, Mr Asali may be deemed to beneficially own the 6,272,000 of the Class B ordinary shares held by One Madison Group LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Altogether, as of December 31, 2018, Mr. Asali may be deemed to beneficially own 6,538,689 shares of the Issuer’s Class B ordinary shares, representing 15.9% of the total Class A and Class B ordinary shares issued and outstanding.

The percentages used in this Schedule 13G are based on 30,000,000 shares of the Company’s Class A ordinary shares and 11,250,000 shares of its Class B ordinary shares issued and outstanding as of November 7, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. G6772P100	13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2019

By:	/s/ Omar Asali
Name:	Omar Asali

ONE MADISON GROUP, LLC

By:	/s/ Omar Asali
Name:	Omar Asali
Title:	Managing Member